# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Compass, Inc., CIK 0001563190
CUSIP: 20464U100
Title of class of securities: Class A Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 110 Fifth Avenue, 4th Floor, New York, New York (NY), 10011
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001641172-25-010426
Filed by CIK 0001731509

## Reporting persons
- SB Investment Advisers (UK) Limited: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 25,062,973; sole dispositive power 0; shared dispositive power 25,062,973; aggregate amount beneficially owned 25,062,973 (4.5% of the class)
- SoftBank Vision Fund (AIV M1) L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 25,062,973; sole dispositive power 0; shared dispositive power 25,062,973; aggregate amount beneficially owned 25,062,973 (4.5% of the class)
- SVF Endurance (Cayman) Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 25,062,973; sole dispositive power 0; shared dispositive power 25,062,973; aggregate amount beneficially owned 25,062,973 (4.5% of the class)
- SVF Excalibur (Cayman) Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 25,062,973; sole dispositive power 0; shared dispositive power 25,062,973; aggregate amount beneficially owned 25,062,973 (4.5% of the class)

## Item 1. Issuer
Name of issuer: Compass, Inc.
Address of issuer's principal executive offices: 110 Fifth Avenue, 4th Floor, New York, NY, 10011

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

SB Investment Advisers (UK) Limited ("SBIA UK")

SoftBank Vision Fund (AIV M1) L.P. ("AIV M1")

SVF Endurance (Cayman) Limited

SVF Excalibur (Cayman) Limited
Address of principal business office or, if none, residence: The principal business address for SBIA UK is 69 Grosvenor Street, London, W1K 3JP, United Kingdom. The principal business address for AIV M1 is 1521 Concord Pike, Wilmington, DE 19803. The principal business address for each of SVF Excalibur (Cayman) Limited and SVF Endurance (Cayman) Limited is c/o Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman, KY1-9008, Cayman Islands.
Citizenship: SBIA UK is organized under the laws of England and Wales. AIV M1 is organized under the laws of the State of Delaware. Each of SVF Excalibur (Cayman) Limited and SVF Endurance (Cayman) Limited is organized under the laws of the Cayman Islands.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The ownership information presented herein represents beneficial ownership of Class A Common Stock of the Issuer as of December 31, 2025, based upon 552,113,490 shares of Class A Common Stock outstanding as of November 25, 2025, as disclosed in the Issuer's prospectus on Form 424B3 filed with the Securities and Exchange Commission on December 2, 2025.

SVF Excalibur (Cayman) Limited is the record holder of 25,062,973 shares of Class A Common Stock. SVF Excalibur (Cayman) Limited is a wholly owned subsidiary of SVF Endurance (Cayman) Limited, which is a wholly owned subsidiary of AIV M1.

SBIA UK has been appointed as alternative investment fund manager ("AIFM") of AIV M1. SBIA UK is authorized and regulated by the UK Financial Conduct Authority and is exclusively responsible for making all decisions related to the acquisition, structuring, financing and disposal of AIV M1's investments. As a result of these relationships, each of the Reporting Persons may be deemed to share beneficial ownership of the securities reported herein.
Percent of class: 4.5
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 25,062,973
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 25,062,973

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Joint Filing Agreement (previously filed).

## Signatures
- SB Investment Advisers (UK) Limited: /s/ Amanda Sanchez-Barry, Amanda Sanchez-Barry, General Counsel (02/17/2026)
- SoftBank Vision Fund (AIV M1) L.P.: By: SB Investment Advisers (UK) Limited, its Manager, /s/ Amanda Sanchez-Barry, Amanda Sanchez-Barry, General Counsel (02/17/2026)
- SVF Endurance (Cayman) Limited: /s/ Nilani Perera, Nilani Perera, Director (02/17/2026)
- SVF Excalibur (Cayman) Limited: /s/ Nilani Perera, Nilani Perera, Director (02/17/2026)